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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Charter Communications, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

16117M107

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☑ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No.

1.	Name of Reporting Person: UBS AG		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: below 5%

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: below 5%

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: below 5%*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): below 5%

12.	Type of Reporting Person: BK

*	UBS AG disclaims beneficial ownership of such securities.

13G
CUSIP No.

	1.	Name of Reporting Person: UBS Americas Inc.		I.R.S. Identification Nos. of above persons (entities only):

	2.	Check the Appropriate Box if a Member of a Group:
		(a)	☐
		(b)	☐

	3.	SEC Use Only:

	4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
			5.	Sole Voting Power: 0

			6.	Shared Voting Power: below 5%

			7.	Sole Dispositive Power: 0

			8.	Shared Dispositive Power: below 5%

	9.	Aggregate Amount Beneficially Owned by Each Reporting Person: below 5%*

	10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

	11.	Percent of Class Represented by Amount in Row (9): below 5%

	12.	Type of Reporting Person: OO

*	UBS Americas Inc. disclaims beneficial ownership of such securities.

13G
CUSIP No.

1.	Name of Reporting Person: UBS Financial Services Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: below 5%

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: below 5%

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: below 5%

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): below 5%

12.	Type of Reporting Person: BD

Item 1(a) Name of Issuer

Charter Communications, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices:

Charter Communications, Inc.
12405 Powerscourt Drive
St. Louis, Missouri 63131

Item 2(a) Name of Person Filing:

UBS AG and UBS Americas Inc. and UBS Financial Services Inc.

Item 2(b) Address of Principal Business Office:

UBS AG’s principal business office is:
Bahnhofstrasse 45
PO Box CH-8021
Zurich, Switzerland

UBS Americas Inc.’s principal business office is:
677 Washington Blvd.
Stamford, CT 06901

UBS Financial Services Inc.’s principal business office is:
1285 Avenue of the Americas
New York, NY 10019

Item 2(c) Citizenship

Item 4 of the cover pages are incorporated by reference

Item 2(d) Title of Class of Securities

Common Stock

Item 2(e) CUSIP Number: 16117M107

Item 3. Type of Person Filing:

UBS AG is classified as a Bank as defined in section 3(a)(6) of the Act pursuant to no action relief granted by the staff of the Securities and Exchange Commission.

Item 4 (a)-(c)(iv). Ownership:

Items 5-11 of the cover pages are incorporated by reference.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7. Identification and Classification of the Subsidiary That Acquired the Security Being Reported on By the Parent Holding Company:

Identification: UBS Financial Services Inc.
Classification: BD

Item 8. Identification and Classification of Members of the Group:

UBS Financial Services Inc. is a wholly owned subsidiary of UBS Americas Inc., which is a wholly owned subsidiary of UBS AG.
UBS AG and UBS Americas Inc. are reporting indirect beneficial ownership of holdings by reason of their ownership of UBS Financial Services Inc. and other wholly owned subsidiaries.
UBS AG does not hereby affirm the existence of a group within the meaning of Rule 13d-5(b)(1).

Item 9 Notice of Dissolution of Group:

Not Applicable

Item 10. Certification:

By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

UBS AG

By:     /s/ Teresa Ressel
Teresa Ressel
Managing Director

By:     /s/ Per Dyrvik
Per Dyrvik
Managing Director

UBS Americas Inc.

By:     /s/ Teresa Ressel
Teresa Ressel
Managing Director

By:     /s/ Per Dyrvik
Per Dyrvik
Managing Director

UBS Financial Services Inc.

By:     /s/ Amy Fainsbert
Amy Fainsbert
Senior Vice President

By:     /s/ Charles Wilmot
Charles Wilmot
Senior Vice President

Date: February 22, 2005

AGREEMENT TO MAKE A JOINT FILING

     UBS AG and UBS Americas Inc. each agrees that this Schedule 13G (including all amendments hereto) is filed by and on behalf of each such party.

UBS AG

By:     /s/ Teresa Ressel
Teresa Ressel
Managing Director

By:     /s/ Per Dyrvik
Per Dyrvik
Managing Director

UBS Americas Inc.

By:     /s/ Teresa Ressel
Teresa Ressel
Managing Director

By:     /s/ Per Dyrvik
Per Dyrvik
Managing Director

UBS Financial Services Inc.

By:     /s/ Amy Fainsbert
Amy Fainsbert
Senior Vice President

By:     /s/ Charles Wilmot
Charles Wilmot
Senior Vice President

Date: February 22, 2005